U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form U-6B-2

CERTIFICATE OF NOTIFICATION

Filed by registered holding company or subsidiary company

thereof pursuant to Rule 20(d) or 47 adopted under the

Public Utility Holding Company Act of 1935

Certificate is filed by:     WEST PENN POWER COMPANY

          This certificate is notice that the above-named company has issued, renewed, or guaranteed the security or securities described herein which issue, renewal, or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

1.	Type of the security or securities * ("draft", "promissory note"). Unsecured Medium Term Notes
2.	Issue, renewal, or guaranty. (Indicate nature of transaction by a check.) Issue
3.	Principal amount of each security. $80,000,000
4.	Rate of interest per annum of each security. 6.625%
5.	Date of issue, renewal or guaranty of each security. April 22, 2002
6.	If renewal of security, give date of original issue. Not Applicable
7.	Date of maturity of each security. (In the case of demand notes, indicate "on demand.") April 15, 2012 ______________________________________

If reporting for more than one security, each security may be identified by symbol which symbol should be used for each subsequent item. If more convenient, information may be supplied by tabular statement using the serial arrangement of this form.

8.	Name of the person to whom each security was issued, renewed, or guaranteed. Banc One Capital Markets, Inc., Mellon Financial Markets, LLC
9.	Collateral given with each security, if any. None
10.	Consideration received for each security. $79,170,400 (98.963%)
11.	Application of proceeds of each security. For early redemption of $70,000,000 of 8% Quarterly Income Debt Securities due June 30, 2025, and for General Corporate Purposes.
12.

Indicate by a check after the applicable statement below whether the issue, renewal, or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b).

          _______________________________

     b.   the provisions contained in the fourth sentence of Section 6(b).

          _______________________________

     c. the provisions contained in any rule of the Commission other than Rule 48.           _______________X_______________

(If reporting for more than one security, insert the identifying symbol after the applicable statement).

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     Not applicable

     _____________________________________

If a security had no principal amount or par value, use the fair market value as of the date of issue of such security and indicate how determined.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

     Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed. Rule 52
Date: April 25, 2002	WEST PENN POWER COMPANY (Name of Company) By: /s/ Thomas C. Sheppard, Jr. (Name) Thomas C. Sheppard, Jr. (Title) Assistant Secretary